                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                        Thermadyne Holdings Corporation
                  -------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                  -------------------------------------------
                        (Title of Class of Securities)


                                 000883435109
                  -------------------------------------------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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-----------------------                                       ------------------
CUSIP NO.  000883435109           13G                         Page 2 of 10 Pages
-----------------------                                       ------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        General Motors Employes Domestic Group Pension Trust

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        New York

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          129,280
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          129,280
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      129,280 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      4.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      EP

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
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----------------------                                        ------------------
CUSIP NO.  00088345109            13G                         Page 3 of 10 Pages
----------------------                                        ------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        General Motors Investment Management Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          129,280
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          129,280
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      129,280 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      4.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA, CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                                    Page 4 of 10

     In February 1996 the Reporting Persons (as defined in Item 4 below) filed a statement on Schedule 13G with respect to THC Common (as is defined in Item 2 below) and in March 1997 filed amendment no. 1 thereto. In March 1998 the Reporting Persons filed a statement on Schedule 13D with respect to THC Common in connection with a proposed merger of Mercury Acquisition Corporation with and into Thermadyne Holdings Corporation. Such merger now having been consummated, the Reporting Persons are filing this amendment to report the resulting reduction in their holding of THC Common.

Item 1.  (a)  Name of Issuer:

              Thermadyne Holdings Corporation

         (b)  Address of Issuer's Principal Executive Offices:

              101 South Hanley Road
              St. Louis, Missouri 63105

Item 2.  (a)  Name of Person Filing:

              (i)  General Motors Employes Domestic Group Pension Trust
                   ("Trust")

              (ii) General Motors Investment Management Corporation ("GMIMCo")

         (b)  Address of Principal Business Office:

              (i)  Trust
                   c/o Mellon Bank, N.A.
                   One Mellon Bank Center
                   Pittsburgh, PA 15258

              (ii) GMIMCo
                   767 Fifth Avenue
                   New York, New York 10153

         (c)  Citizenship:

              (i)  Trust - New York

              (ii) GMIMCo - Delaware

         (d)  Title of Class of Securities:

              Common stock, par value $.01 per share ("THC Common")

         (e)  CUSIP Number:

              000883435109
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                                                                    Page 5 of 10

Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


          (a)  [_]   Broker or dealer registered under section 15 of the Act

          (b)  [_]   Bank as defined in section 3(a)(6) of the Act

          (c)  [_]   Insurance Company as defined in section 3(a)(19) of the Act

          (d)  [_]   Investment company registered under section 8 of the
                     Investment Company Act of 1940

          (e)  [X]   An investment adviser in accordance with (S) 240.13d-
                     1(b)(1)(ii)(E) (in the case of GMIMCo)

          (f)  [X]   An employee benefit plan or endowment fund in accordance
                     with (S) 240.13d-1(b)(1)(ii)(F) (in the case of the Trust)

          (g)  [_]   A parent holding company, in accordance with (S) 240.13d-
                     1(b)(1)(ii)(G)

          (h)  [_]   A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813)

          (i)  [_]   A church plan that is excluded from the definition of an
                     investment company under section 3(c)(14) of the Investment
                     Company Act of 1940 (15 U.S.C. 80a-3)

          (j)  [_]   Group, in accordance with (S) 230.13d-1(b)(1)(ii)(J)

          If this statement is filed pursuant to (S) 240.13d-1(c), check this box [_].

Item 4.   Ownership.

          The Trust is a trust formed under and for the benefit of certain employee benefit plans ("Plans") of General Motors Corporation ("GM") and its subsidiaries. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and associated entities. The Trust and GMIMCo are referred to herein as the "Reporting Persons".

          GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. One such investment manager acting with respect to the Plans is Magten Asset Management Corp. (the "External Manager"). The External

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                                                                    Page 6 of 10

          Manager has discretionary authority over the assets of the Plans which it manages including voting and investment power with respect to shares of THC Common included among such assets. In view of GMIMCo's authority to terminate the External Manager, the following information is being provided as of August 24, 1998 with respect to such shares of THC Common under management by the External Manager for the benefit of the Plans/1/:

          (a)   Amount Beneficially Owned:

                (i)   Trust - 129,280 shares
                (ii)  GMIMCo - 129,280 shares;

          (b)   Percent of Class:

                (i)   Trust - 4.0%
                (ii)  GMIMCo - 4.0%

          (c)   Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote - 0

                (ii) shared power to vote or to direct the vote - same as set forth under Item 4(a) above

                (iii) sole power to dispose or to direct the disposition of - 0

                (iv) shared power to dispose or to direct the disposition of - same as set forth under Item 4(a) above.

          The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of THC Common and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and

---------------
/1/ Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
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                                                                    Page 7 of 10

          termination by GMIMCo). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below the undersigned certifies that, to the best of the undersigned,'s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                                                    Page 8 of 10

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 26, 1998


                         MELLON BANK, N.A., AS TRUSTEE FOR GENERAL MOTORS EMPLOYES DOMESTIC GROUP PENSION TRUST (as directed by General Motors Investment Management Corporation)

                         By:  Mellon Bank, N.A., as Trustee


                         By: /s/ Robert F. Sass
                             ------------------------------
                             Name:  Robert F. Sass
                             Title: Vice President

The decision to participate in this investment, any
representations made herein by the participant, and any
actions taken hereunder by the participant has/have been made solely at the direction of the investment fiduciary who has
sole investment discretion with respect to this investment.
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                                                                    Page 9 of 10

                                   SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 1998

                                GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION


                                By: /s/ Tony Kao
                                    ------------------------------
                                    Name:  Tony Kao
                                    Title: Managing Director,
                                           North American Fixed Income
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                                                                   Page 10 of 10

                                                                       Exhibit 1
                                                                       ---------

Exhibits.
--------

The following Exhibit is incorporated herein by reference to the corresponding Exhibit number of the Schedule 13G previously filed on February 14, 1996 by the Reporting Persons with respect to THC Common:

1. Joint Filing Agreement dated February 9, 1996 between the Reporting Persons pursuant to Rule 13d-1(f) under the Act.